
June 28, 2024

Beth Ann L. Chivinski
Interim Chief Financial Officer
Fulton Financial Corporation
One Penn Square, P.O. Box 4887
Lancaster, PA 17604

>   **Re: Fulton Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-39680**

Dear Beth Ann L. Chivinski:

　　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

　　　Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Financial Condition
Loans, page 54

1.　　We note from your tabular disclosure that real estate - commercial mortgage loans represent your largest loan concentration at December 31, 2023 and 2022, and also note from the tabular disclosure on page 55 that real estate represents the largest industry concentration within your commercial mortgage and commercial and industrial loan portfolios. We further note your disclosure on page 24 that these loans may pose increased credit risk and are secured by both owner-occupied and non-owner-occupied commercial real estate.　Noting the detailed disclosure provided in Exhibit 99.2 to your Form 8-K filed on April 16, 2024 which provides additional quantitative information about the composition of your real estate commercial office and multi-family loans, please revise your future periodic filings to further disaggregate the composition of your total real estate - commercial mortgage loan portfolio at each period end to more clearly disclose material geographic and other concentrations to the extent material to an investor's understanding of credit risk in this loan portfolio. Relevant other concentrations could include disaggregated disclosure by borrower/collateral type (e.g., office, hotel, retail, etc.), owner-occupied and non-owner-occupied, and an average and range of loan-to-value ratios.

2.   In addition, we note your disclosure on page 24 that negative developments in the commercial real estate market could result in an increase in non-performing loans, the need for you to increase the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on your business, financial condition and results of operations. You also disclose factors such as the increased prevalence of remote and hybrid working arrangements as a result of COVID-19 and its impact on demand for commercial office space along with recent increases in the level of interest rates that may make it difficult for commercial real estate borrowers to refinance or repay maturing loans. Please revise your future periodic filings to disclose if you have incorporated any specific risk management policies, procedures or other actions to address the current commercial real estate lending environment.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance